1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 22, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2012 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 first Extraordinary General Meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held in the Conference Room of Zong He Building, 329 Fushan South Road, Zoucheng, Shandong Province (Postcode: 273500), the People’s Republic of China (the “PRC”), at 9:00 a.m. on Wednesday, 8 February 2012 for the purpose of considering and approving, if appropriate, the following special resolution:

SPECIAL RESOLUTION

“That

A	Depending upon the market conditions at the time of offering, the Company be approved to conduct public offering of corporate bonds (the “Offering”) on the following major terms:

1.	Issue size

The total amount of corporate bonds to be issued in the Offering (“Corporate Bonds”) shall not be more than RMB15 billion.

2.	Bond Period and Interest Rate

The Corporate Bonds period shall not be more than 10 years (including 10 years), and shall be for either fixed period or hybrid of different periods; the interest rate of the Corporate Bonds shall not be more than the benchmark interest rate of bank loans at the relevant time. Details of the Corporate Bonds are to be ascertained according to the market conditions at the time of the Offering.

3.	Use of Proceeds

The proceeds shall be used for supplementing the operating capital and adjusting the debt structure of the Company.

4.	Arrangement to Place to Existing Shareholders

There is no placing arrangement and the Corporate Bonds will be offered directly to public.

5.	Guarantee

Yankuang Group Corporation Limited, the controlling shareholder of the Company, will provide an irrevocable and joint liability guarantee in respect of the Corporate Bonds.

6.	Listing Arrangement

After completion of the Offering, upon satisfactory of listing requirements, the Company will forthwith make an application for the listing of the Corporate Bonds to the Shanghai Stock Exchange.

7.	Methods for Redemption and Payment of Interest

Interest is to be calculated based on simple interest per annum, not on compound interest. Interest is payable once a year, and the principal shall be paid in one single installment when due and the last payment of the interest shall be paid together with the principal.

8.	Warranty for Repayment of the Corporate Bonds

The Company will enforce the following measures when it is expected that the principal and interest or the interest accrued on the Corporate Bonds cannot be repaid when due: (1) not to distribute its profits to the shareholders; (2) postpone implementation of projects which involve capital expenses for major investment or acquisitions; (3) reduce or suspend the salaries or bonus of the directors and senior management; (4) not to make any transfers for the person primarily responsible.

9.	The above authorisation shall be valid for 36 months from the date of approval by the EGM.

B	The Board be authorised and be approved to further authorize the general managers of the Company to handle all relevant matters in relation to the Offering in accordance with and within the scope approved by the EGM, including:

1.	to confirm and implement the details of the Offering, including but not limited to, subject to specific circumstances, consulting with the sponsor on the timing of the issuance, whether the Offering should be in installments and by multi-species distribution, arrangements relating to the size and duration of the offering of different species and period, specific placing arrangements, methods and periods for redemption and payment of interest, whether to include repurchase or redemption terms, price-determination method, coupon rate, specific details of use of proceeds, warranty of repayment of Corporate Bonds, guarantee matters, offering of bonds, registration, listing matters and all other matter related to the Offering;

2.	to sign all agreements and documents in relation to the Offering and the listing, including but not limited to, the underwriting agreement, sponsor agreement, intermediary engagement agreements, bond listing agreement, and make such disclosure of information as required by laws, regulations and other regulatory documents;

3.	to decide and engage intermediaries for the Offering and the Corporate Bonds trustee and to sign the trustee agreement and to determine the rules relating to meetings of the Corporate Bonds holders;

4.	to handle the application and listing matters of the Offering, including but not limited to the preparation, amendment, submission of application materials for Offering and listing in accordance to the requirements of the relevant regulatory authorities, and to sign the related application materials and other legal documents;

5.	to adjust the details of the offering where necessary (except matters subject to approval by the EGM pursuant to the requirements of applicable laws, regulations and the articles of association of the Company) in accordance with changes with respect to applicable laws and regulations, other regulatory documents and policies relating to the public issuance of corporate bonds of the China Securities Regulatory Commission or changes in market conditions;

6.	to handle all other matters in relation to the Offering;

7.	the authorisation shall be valid from the date of approval at the EGM until the date of completion of the abovementioned matters.”

By Order of the Board Yanzhou Coal Mining Company Limited Chairman Li Weimin

Zoucheng, Shandong, the PRC

22 December 2011

Notes:

1.	Background

In order to secure strategic development funding requirements, further widen financing channels, and reduce financial costs, it is intended that corporate bonds be publicly issued in the PRC subject to market opportunities, the Board resolved on 2 December 2011 to submit to the shareholders of the Company (including holders of H and A Shares) (“Shareholders”) for consideration and approval the proposed public offering of corporate bonds with a total amount of no more than RMB15 billion by the Company at the EGM.

According to the articles of association of the Company and applicable PRC laws and regulations, the proposed offering of the corporate bonds is subject to the approval of Shareholders (including the holders of H Shares and A Shares) as well as approval from the China Securities Regulatory Commission. As such, the proposed public offering of the corporate bonds will be submitted for the approval of the Shareholders at EGM by way of a special resolution.

The Directors (including the independent non-executive Directors) consider that the proposed public offering of Corporate Bonds is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all shareholders vote in favour of the relevant resolutions set out in this Notice.

2.	Eligibility for attending the EGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 6 January 2012 are entitled to attend the Extraordinary General Meeting. Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary of the Board no later than Wednesday, 18 January 2012.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 3 below.

3.	Proxy

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

4.	Closure of register of members

The H share register will be closed from Saturday, 7 January 2012 to Wednesday, 8 February 2012, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30p.m. on Friday, 6 January 2012.

5.	Miscellaneous

(1)	Holders of the H Shares attending EGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the EGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

4